

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 6, 2010

Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202

      Re: Royal Gold, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Filed August 21, 2009
              Definitive Proxy Statement
              Filed October 9, 2009
              Registration Statement on Form S-3
              Filed February 18, 2010
              Response Letter Dated February 19, 2010
              File No. 001-13357

Dear Mr. Wenger:

      We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 30, 2009

Note 1. Operations, Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements, page 70

Royalty Revenue, page 71

1.   We note your statement in response to prior comment two that "When there are significant commodity price fluctuations between the provisional and final settlement payments for copper, and to a lesser extent, gold and silver, royalty revenue recognized by the Company for the Robinson royalty will be positively or negatively impacted." Given that the amount of revenue you recognize, and the associated receivable, continues to fluctuate with movements in the price of

the underlying commodities until final settlement by Quadra, please explain in further detail why you believe your royalty agreement does not contain an embedded derivative. We note your statement in response to prior comment two that "As the Robinson royalty is a passive investment that is formulaic in nature (as noted above), the Company concluded that there was no embedded derivative to be bifurcated...;" however, you have not provided reasoning that supports your position.

Definitive Proxy Statement Filed October 9, 2009

Executive Compensation, page 19

Long-Term Incentives, page 23

2.   We note your response to prior comment six and reissue such comment in relevant part. Please expand your proposed disclosure to clarify, with respect to the long-term incentive compensation granted in fiscal 2009 to each named executive officer, the committee's determination regarding the following items that you have referenced in your proposed disclosure:

- the individual's potential to influence results;

- the relative influence of each individual in respect of each of the six identified elements during fiscal 2009; and

- the company's performance across the six elements for fiscal 2009.

In addition, please disclose the portion of each named executive officer's equity awards that was granted based on the achievement of performance measures, as compared to the amount awarded to maintain total direct compensation near the 75th percentile of the benchmark peer group.

3.   We note your response to our prior comments 5 and 7 and your undertaking in connection with each such comment to provide additional disclosure in future filings. Please provide a sample of the disclosure that you intend to use.

Registration Statement on Form S-3

Filed February 18, 2010

General

4.   We note that the common shares of Royal Gold, Inc. that are covered by this registration statement are to be issued, from time to time, in exchange for exchangeable shares of your wholly-owned subsidiary, as part of your plan of arrangement to acquire International Royalty Corporation. Please explain to us how you are eligible to register this offering on an automatic shelf registration statement on Form S-3, including the specific provision of Securities Act Rule 415 on which you are relying. Please include in your response an analysis regarding why this registration statement does not pertain to securities which are to be issued in connection with a business combination transaction under Rule 415(a)(1)(viii).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director